Mail Stop 4561

December 4, 2006

John P. Yeros
Chief Executive Officer
Hyperspace Communication, Inc.
906 E. Karcher Road
Nampa, ID 83687

Re: Hyperspace Communication, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on November 6, 2006
File No. 1-32306

Dear Mr. Yeros:

We have limited the review of the above-referenced filing to the matters identified below and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14C

Proposal 1: Ratification an approval of sale and issuance of up to $20,000,000 of convertible debentures and warrants, page 8

1. Please revise to provide a materially complete description of each security that is the subject of Proposal 1. For example, but without limitation, revise to discuss the forced conversion and company redemption provisions, the restrictions on subsequent equity sales and the potential for payment of liquidated damages associated with the convertible debentures.

2. You state in the background section on page 8 that you cannot precisely determine the number of shares of common stock issuable as a result of the private placements because the securities issued in the private placement include anti-dilution protections that may result in the issuance of additional shares if certain triggering events occur. Please revise this disclosure to identify the anti-dilution protections and triggering events. Also, consistent with your disclosure on page 10 regarding the number shares reserved for issuance relating to the convertible debt securities, please disclose under proposal 1 the number of shares or range issuable upon exercising the warrants and converting the debentures.

3. Please briefly describe under this proposal the material terms of the $5 million in convertible debentures that have been rolled into the convertible debentures.

4. We note your statement on page 9 regarding payments you may be required to make if you do not obtain shareholder approval and your disclosure on page 10 regarding the effects of NOT approving the proposal. Please provide more specific disclosure as to the amount of interest and/or the cost of redeeming the outstanding convertible debentures and the terms of default. Investors should understand in practical terms the cost to the company of the failure to obtain shareholder approval and the resulting risks.

Incorporation of Certain Information by Reference, page 33

5. Please update the documents that you are incorporating by reference into this proxy statement and revise the accompanying disclosure to note that the updated reports will be delivered to your security holders. See Item 310(g) of Regulation S-B. Also, revise your disclosure to clarify whether you plan to deliver your Form 10-KSB, as amended.

In view of our limited review, all persons who are by statute responsible for the adequacy and accuracy of the filing are urged to be certain that all information required pursuant to the Securities Act of 1933 has been included.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions you may have to Maryse Mills-Apenteng at 202-551-3457 or, in her absence, to Jeffrey Werbitt at 202-551-3456. If you need further assistance, please contact the undersigned at 202-551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: (303) 291-2400
        Sonny Allison, Esq.
        Perkins Coie, LLP